UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or  15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 15, 2021

PIONEER MERGER CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39867	98-1563709
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation)	File Number)	Identification No.)

660 Madison Avenue, 19th Floor New York, NY (Address of principal executive offices)	10065 (Zip Code)

(212) 803-9080

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	PACXU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	PACX	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PACXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”), and incorporated into this Item 7.01 by reference, is an Analyst Day presentation being used in connection with the proposed business combination (the “Business Combination”), between Pioneer Merger Corp., a Cayman Islands exempted company (“Pioneer”), and Acorns Grow Incorporated, a Delaware corporation (“Acorns”).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01	Other Information.

Pioneer is providing the following brief summary of certain preliminary financial results for the three months ended June 30, 2021 for Acorns.

Acorns’ preliminary financial results for the three months ended June 30, 2021, includes revenue of approximately $29 million, as compared to approximately $16 million for the three months ended June 30, 2020. For the three months ended June 30, 2021, Acorns’ preliminary net loss was approximately $30 million, as compared to approximately $16 million for the three months ended June 30, 2020. For the three months ended June 30, 2021, Acorns’ preliminary annual revenue per user was approximately $28, as compared to approximately $21 for the three months ended June 30, 2020. For the three months ended June 30, 2021, Acorns’ preliminary Adjusted EBITDA was approximately negative $20 million, as compared to approximately negative $8 million for the three months ended June 30, 2020.

Non-GAAP Financial Measures

Pioneer and Acorns believe EBITDA and Adjusted EBITDA are useful to investors in evaluating Acorns’ financial performance. Pioneer and Acorns believe that these non-GAAP financial measures provide enhanced insight into Acorns’ ongoing operations for comparisons of its business, as it removes the effect of certain non-cash items and expenses. These non-GAAP measures may not be the same as measures used by other companies due to possible differences in methods and in the items or events for which adjustments are made.

Acorns defines EBITDA as earnings before: (i) interest expense (income), net and changes in fair value of embedded derivatives, (ii) income taxes and (iii) depreciation and amortization on fixed assets and intangible assets. Acorns defines Adjusted EBITDA as EBITDA adjusted for: (i) in-kind service amortization of preferred stock issued in exchange for branding, editorial and production services, (ii) stock-based compensation, (iii) acquisition-related charges and (iv) gains or losses on investment securities.

EBITDA and Adjusted EBITDA are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. These measures should not be considered as measures of financial performance under GAAP, and the items excluded from or included in these metrics are significant components in understanding and assessing the financial performance of Acorns. These metrics should not be considered as alternatives to net loss or any other performance measures derived in accordance with GAAP. The following preliminary unaudited table presents the reconciliation of net loss, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

	Three Months Ended June 30,
($ in M)	2021	2020
Net loss	$(30)	$(16)
Non-GAAP adjustments:
Income tax expense (benefit)	-	-
Depreciation and amortization	1	1
EBITDA	(29)	(15)
Non-cash in-kind service amortization of preferred stock	3	7
Stock-based compensation	3	1
(Gain) loss on investment securities	-	(1)
Acquisition-related charges	3	-
Adjusted EBITDA	$(20)	$(8)

These results are unaudited and do not present all information necessary for an understanding of Acorns’ results of operations for the three months ended June 30, 2021. See “Cautionary statement about forward looking information,” “Risk factors,” “Acorns’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Acorns’ financial statements and related notes included in the preliminary proxy statement relating to the Business Combination filed by the Company with the U.S. Securities and Exchange Commission (“SEC”).

Additional Information

In connection with the proposed Business Combination between Acorns and Pioneer, Pioneer filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), including a preliminary proxy statement and prospectus. Pioneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Pioneer will send to its shareholders in connection with the Business Combination. Investors and security holders of Pioneer are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/final prospectus and other documents filed in connection with Pioneer’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the definitive proxy statement/final prospectus will contain important information about the Business Combination and the parties to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/final prospectus to be included in the Registration Statement will be mailed to shareholders of Pioneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/final prospectus and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov or by directing a request to: 660 Madison Avenue, 19th Floor, New York, New York 10065.

Participants in the Solicitation

Pioneer, Acorns and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pioneer’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pioneer’s directors and officers in Pioneer’s filings with the SEC, including Pioneer’s Form 10-K for the year ended December 31, 2020, the Registration Statement filed with the SEC by Pioneer, which includes the preliminary proxy statement of Pioneer for the Business Combination, and such information and names of Acorns’ directors and executive officers will also be in an Amendment to the Registration Statement to be filed with the SEC by Pioneer, which will include the definitive proxy statement of Pioneer for the Business Combination. These documents can be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to: 660 Madison Avenue, 19th Floor, New York, New York 10065.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “ongoing,” “target,” “anticipate,” “intend,” “expect,” “could,” “should,” “would,” “plan,” “predict,” “potential,” “project,” “seem,” “seek,” “future,” “outlook” or the negative or plural of these words, or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Pioneer and Acorns, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Pioneer’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pioneer and Acorns. These statements are subject to a number of risks and uncertainties regarding Pioneer’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Pioneer or Acorns for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Pioneer and Acorns; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Pioneer’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those to be included under the heading “Risk Factors” in the Registration Statement filed with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Pioneer and other of Pioneer’s filings with the SEC. There may be additional risks that Pioneer presently does not know or that Pioneer currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Pioneer’s expectations, plans or forecasts of future events and views as of the date of this communication. Pioneer anticipates that subsequent events and developments will cause Pioneer’s assessments to change. However, while Pioneer may elect to update these forward-looking statements at some point in the future, Pioneer specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Pioneer’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pioneer or Acorns, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Analyst Day Presentation, dated September 15, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRLdocument)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 15, 2021	PIONEER MERGER CORP.

	By:	/s/ Ryan Khoury
		Name:	Ryan Khoury
		Title:	Chief Executive Officer

Exhibit 99.1

Acorns Analyst Day September 2021 Confidential, © 2021 Acorns Grow Incorporated

Confidential, © 2021 Acorns Grow Incorporated Disclaimer Disclosures This presentation (the “presentation”) has been prepared for use by Pioneer Merger Corp. (“Pioneer”) and Acorns Grow Incorporated (“Acorns”) in connection with their proposed business combination (the “Transaction”). This presentation is for information purposes only. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law, it is not intended for distribution to, or use by any person in any jurisdiction where such distribution or use would be contrary to local law or regulation. Forward Looking Statements This presentation contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “believe,” “ budget,” “contemplate,” “continue,” “could,” “estimate,” “expect,’’ “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” “seem,” “seek,” “future,” “outlook,” or similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include: our ability to achieve or maintain profitability; our expectations and management of future growth; our market opportunity and our ability to estimate the size of our target market; the effects of increased competition as well as innovations by new and existing competitors in our market; and our ability to retain our existing customers and to increase our number of customers. Forward-looking statements are predictions projections and other statements about future events that are based on current expectations and assumption and, as a result are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Pioneer’s registration statement on Form S-1, the Registration Statement on Form S-4 (File No. 333-257305) (the “Form S-4”) filed by Pioneer with the Securities and Exchange Commission (the “SEC”) and other documents filed by Pioneer from time to time with the SEC. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Pioneer and Acorns assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Pioneer nor Acorns gives any assurance that either Pioneer or Acorns will achieve its expectations. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Pioneer or Acorns following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the business combination and the private placement of common stock or due to failure to obtain approval of the stockholders of Pioneer; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the Transaction; (4) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (5) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (6) costs related to the Transaction; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties indicated from time to time described in Pioneer’s registration on Form S-1, including those under “Risk Factors” therein, and in Pioneer’s other filings with the SEC, including the Form S-4. Pioneer and Acorns caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Pioneer nor Acorns undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Use of Projections and Illustrative Presentations The financial projections, estimates, targets and illustrative presentations in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Pioneer’s and Acorns’ control. While all financial projections, estimates, targets and illustrative presentation are necessarily speculative, Pioneer and Acorns believe that the preparation of prospective or illustrative financial information involves increasingly higher levels of uncertainty the further out the projection, estimate, target or illustrative presentation extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates, targets and illustrative presentations in this presentation should not be regarded as an indication that Pioneer and Acorns, or their representatives, considered or consider the financial projections, estimates, targets and illustrative presentation to be reliable predictions of future events, Further, illustrative presentations are not necessarily based on management projections, estimates, expectations or targets but are presented for illustrative purposes only. Industry and Market Data In this presentation, Pioneer and Acorns rely on and refer to publicly available information and statistics regarding market participants in the sectors in which Acorns competes and other industry data. Any comparison of Acorns to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to Acorns. Acorns obtained this information and statistics from third-party sources, including reports by market research firms and company filings. While Acorns believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither Pioneer nor Acorns has independently verified the information provided by the third-party sources.

Confidential, © 2021 Acorns Grow Incorporated Disclaimer Use of Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Pioneer and Acorns assume no obligation to update the information in this presentation. Further, the historical financial data included in this presentation were audited on a September 30 year end basis, but various data is presented on an annualized calendar year end basis by Acorns in accordance with private company AICPA standards. Accordingly, such information and data may not be included in, may be adjusted or may be presented differently in any proxy statement/consent solicitation statement/prospectus to be filed with the SEC. In addition, this presentation includes estimates of certain financial metrics of Acorns that may differ from Acorns’ actual financial metrics presented in any such proxy statement/prospectus. Acorns is currently in the process of uplifting its financials to comply with public company and SEC requirements. Use of Non-GAAP Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Operating Expenses. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. Acorns believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Acorns. Acorns’ management uses forward-looking non-GAAP measures to evaluate Acorns’ projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Acorns’ financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Acorns’ non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward- looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Participation in Solicitation Participation in Solicitation Pioneer and Acorns and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pioneer’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Pioneer’s directors and officers in Pioneer’s filings with the SEC, including Pioneer’s registration statement on Form S-1, which was originally filed with the SEC on January 12, 2021, and the Form S-4 which was initially filed with the SEC on June 23, 2021. To the extent that holdings of Pioneer’s securities have changed from the amounts reported in Pioneer’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pioneer’s shareholders in connection with the proposed business combination is set forth in Form S-4 for the proposed business combination. Investors and security holders of Pioneer and Acorns are urged to read the Form S-4 and the related proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC carefully and in their entirely when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Pioneer and Acorns through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Pioneer can be obtained free of charge by directing a written request to Pioneer Merger Corp., 660 Madison Avenue, 19th Floor, New York, New York 10065 Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Pioneer and Acorns will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Confidential, © 2021 Acorns Grow Incorporated Rich Sullivan CFO Agenda and Today’s Speakers Acorns Noah Kerner CEO Manning Field CBO 4 James Moorhead CMO Agenda Acorns Overview & Market Opportunity Noah Kerner, CEO Reaching and Growing Subscribers James Moorhead, CMO Growth Strategy Manning Field, CBO Financial Overview and Long-Term Value Creation Rich Sullivan, CFO

Confidential, © 2021 Acorns Grow Incorporated Why We’re Here Today - Acorns’ Path to Becoming a Public Company Acorns entered business combination agreement with Pioneer Merger Corp. (NASDAQ: PACX) on May 26, 2021 • Transaction valued Acorns at $2.2 billion pro forma equity value • Expected to close in second half of 2021 • Acorns expects to trade under the symbol “OAKS” on Nasdaq Secured backing through a PIPE investment from top-tier investors including Wellington, TPG and funds and accounts managed by BlackRock • Combined public company expected to have over $450M cash balance at closing for organic and inorganic growth Public listing accelerates Acorns’ ability to deliver financial wellness system to everyday Americans 5

Acorns Overview & Market Opportunity

Confidential, © 2021 Acorns Grow Incorporated Positioned to address the unmet needs of the largest consumer market in the world: everyday consumers, including 222M Americans(2) Category leader and creator in Financial Wellness, with differentiated marketing capabilities, product positioning and consumer trust with NPS in the 93rd percentile Acorns Investment Highlights We believe Acorns is the largest subscription service in US consumer finance today with attractive, recurring revenues from a base of 4.3M sticky, engaged subscribers with nearly 99% monthly retention(1), and 79% revenue growth in Q3 Full-stack, scalable infrastructure with gross margin rates currently above 80%+ and significant operating leverage, managed by an experienced leadership team with deep financial, tech, product and marketing expertise Opportunity for meaningful ARPU expansion through execution of long-term product roadmap to deliver a comprehensive money management solution for individuals and families 1 2 3 4 5 7 (1) LTM as of 6/30/21 (2) As of 2020

Confidential, © 2021 Acorns Grow Incorporated Acorns Vision To build a financial wellness system so that individuals and families responsibly manage and grow their money over the long-term. An Iron-Clad Mission and Vision 8 Acorns Mission With benevolence and courage, we look after the financial best interests of the up-and-coming; beginning with the empowering, proud step of micro-investing.

An Experienced Team to Scale the Business



Noah Kerner / CEO
4x Entrepreneur; Founder of Noise (top millennial product/marketing agency) and Say (investor rights).; Author of Chasing Cool; DJ for JLO.



David Hijirida / President
CEO Simple Finance; Led Advertising & Payments at Amazon



Rich Sullivan / CFO
VP, Corporate Finance at Twitter; CFO/COO at STX Entertainment; Deputy CFO at Dreamworks



Jasmine Lee / COO
CFO & COO PayPal Consumer Business; CFO Xoom



Manning Field / Chief Business Officer
Head of Product & Loyalty at Chase; invented Chase Sapphire



Hugh Tamassia / CTO
Chief Architect at JPMorgan Chase, CTO Chase Card Services



Ashley Good / Chief Legal Officer
CLO at Arbonne; Latham & Watkins, JD , Duke, BA & MA, Stanford



James Moorhead / CMO
CMO Upstart; CMO & COO MetroMile; CMO Dish Network, P&G brand leader, BA, Williams College



Patricia Gonzales / Head of HR
Experian, eTrade, CBRE; BA, Berkeley

Confidential, © 2021 Acorns Grow Incorporated

9

Confidential, © 2021 Acorns Grow Incorporated ● Median household income is $50,000-$75,000 ● Average age is 34 years old and diverse ● 60% are first-time investors ● 50% are parents Currently Serving 4.3M Everyday American Subscribers 0% 20% 40% 60% 80% 100% 10% 28% 46% 16% 18-23 24-35 36-50 >50 Age 0% 20% 40% 60% 80% 100% 1% 43% 56% Male Female Non-binary Gender 0% 20% 40% 60% 80% 100% 12% 19% 35% 21% 13% < $25k $25k - $50k $50k - 100k $100k - $150k > $150k Household Income 10 Note: Age and location demographics of investment accounts as of 6/30/21. HHI, Gender, ﬁrst time investor demographics from Acorns Customer Proﬁle Research, September 2020

Confidential, © 2021 Acorns Grow Incorporated 99% of Americans do not get professional financial advice Source: 2020 US Census, Market research (1) Number of people 18 years old and over with no income or less than $100k in income. (US Census 2019). (2) $490/person, represents annual average spend on investing fees based on average 401K balance fees, average annual bank fees, and credit card interest. 401K balance fees based on the average annual fee of 0.91% multiplied by the median annual investment in 401Ks (Business Insider, CNBC). Average annual bank fees based on the average annual household bank fees, and the average household size of 2.53 people (Statista, Census). Average annual credit card interest is calculated using the annual average revolving balance and rate of 16% (Interest.com) The Market is Massive and Left Out 11 Acorns Subscribers 1.9% In Need of Help 98.1% U.S. adults with HHI of <$100k are underserved by the financial services industry and represent over $100B in potential annual revenue to Acorns today 45% of Americans do not invest in the stock market 222M (1) (2) 40% of Americans have less than $400 in emergency savings 56% of Americans fail a basic financial literacy test 73% of Americans die with debt 53% of American parents have no savings or investments for their kids

Confidential, © 2021 Acorns Grow Incorporated Strong Subscriber Growth Since Inception 2015 - Q1 2015 - Q2 2015 - Q3 2015 - Q4 2016 - Q1 2016 - Q2 2016 - Q3 2016 - Q4 2017 - Q1 2017 - Q2 2017 - Q3 2017 - Q4 2018 - Q1 2018 - Q2 2018 - Q3 2018 - Q4 2019 - Q1 2019 - Q2 2019 - Q3 2019 - Q4 2020 - Q1 2020 - Q2 2020 - Q3 2020 - Q4 2021 - Q1 2021 - Q2 $1.78 4265912 4009828 3488635 3355386 3197474 2970395 2677935 2416374 2205228 2004874 1809713 1757147 1560970 1343651 1064580 944904 845002 713135 575244 460003 383562 309812 230341 213713 202259 155807 1M 12 Quarters 2M 7 Quarters 3M 4 Qs 4M 3 Qs Acorns has 4.3M subscribers today and plans to serve 10M by 2025 12

Confidential, © 2021 Acorns Grow Incorporated Disruptive Product and Business Strategy 13 Personal line Family line $10 $5 $15 +Products +Benefits +Smarts +Add-ons $1 $3 +Transactional Revenue Basic Investing Investing System Holistic System Investing System Holistic System +Banking and Retirement +Debt and Expense Management +Total Family Solution Assets Debt Debt + Assets Assets Debt Debt + Assets Tier not yet offered

Confidential, © 2021 Acorns Grow Incorporated Three Subscription Tiers Today Offering Significant Value • Each tier offers a bundle of products that unlock saving, investing, and earning benefits. In depth research validated the product offering, bundles, and pricing levels (including future tier pricing) Acorns Lite: Basic investing, education and earning through Acorns Invest, diversified portfolios built by experts with Round-Ups®, Recurring Investments, dividend reinvestment, and auto-rebalancing; Acorns Grow, education powered by Acorns and CNBC; and Acorns Earn, bonus investments from purchases at hundreds of partner stores. Acorns Personal: Everything in Acorns Lite, plus Acorns Later, a retirement planning account; Acorns Checking, a bank account and debit card that invests in you; and Smart Deposit, which automatically invests your paycheck across all products. Acorns Family: Everything in Acorns Personal, plus Acorns Early, an investment account for kids, along with family financial literacy, family rewards, and a gifting feature so extended family members can contribute. $1 $3 $5 14

Confidential, © 2021 Acorns Grow Incorporated 50% 100% 2018-03 2019-06 2020-09 2021-12E Premium Tier Mix $1 Tier Mix Premium Tier Mix Introduced Acorns Later ($2/mo) Introduced Acorns Family ($5/mo) and new registration funnel Introduced Acorns Personal ($3/mo) Migration of $1 tier users to $3, with opt out Upgrades 50% New Customers 50% Upgrades 45% New Customers 55% $5 Family $3 Personal Customer Breakdown(1) Proven Success Launching and Driving Premium Tiers Upgrades 15 ● As Acorns launches new products and premium tiers, we drive strong shifts in subscriber mix (1) As of 6/30/21

Confidential, © 2021 Acorns Grow Incorporated CY2018 CY2019 CY2020 LTM 6/30/21 12 Mo Retention Premium Tier Mix 44% 36% 24% 9% 85% 82% 72% 68% 44% 36% 24% 9% Retention & Premium Tier Mix(2) New Customer Mix(1) 8% 92% Premium Tier $1 Tier 16 Improving Retention and Tier Upgrade Levels ● Cohorts are sticky and retention improves YoY as we enhance the product, service, and add premium tiers (1) New customer mix measured by new veriﬁed accounts, based on month ending 8/31/21 (2) As of period end

Confidential, © 2021 Acorns Grow Incorporated Sticky Customers, Getting Stickier 17 80% 85% 90% 95% 100% 2019-01 2019-05 2019-09 2020-01 2020-05 2020-09 2021-01 2021-05 Monthly 98.7% All Cohorts, Total Monthly Retention ● Our total monthly retention is nearly 99%. After the first 12 months, we retain nearly 80% of subscribers for the next 5 years. (1) Retention based on net churn, deﬁned as gross churn plus win-backs. 98.7% represents rolling 12 mo. avg. 2019 adjusted to normalize for billing policy changes. (2) Retention is weighted average across all cohorts since 2014 (1) Monthly Retention After 12 Mos. (2) 25% 50% 75% 100% 12 15 18 21 24 27 30 33 36 39 42 45 48 51 54 57 60 63 66 69 72 5-Year Retention 79%

Revenue Retention Improves as Sticky Customers Upgrade and Engage

- Revenue retention improves each year as we enhance the product and add premium tiers

Cohort Revenue Retention[1]



100%
75%
50%
M0
M2
M4
M6
M8
M10
M12
M14
M16
M18
M20
M22
M24
M26
M28
M30
M32
M34
M36
M38
M40
M42
M44
M46
M48
M50
M52
M54
M56
M58
M60
M62
M64
2016
2017
2018
2019
2020

(1) Revenue by month from the aggregate of all subscribers within that cohort at that point in time

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Confidential, © 2021 Acorns Grow Incorporated 19 A Customer Experience Delivering Continuous Value at Each Tier Growth Money In Money Allocated Money Nurtured Simple, automated money manager delivering growth for everyday individuals and families • Full suite of products, maximizing long term saving & investing consistently over time • Easy to set up products; easy to add and allocate money across products • Continuously celebrates growth, diversification, milestones, and compounding potential • Opportunities to earn and in the future, manage debt, and get insured • Advice, education, and community built-in • Clear pricing, trusted long term relationship

Confidential, © 2021 Acorns Grow Incorporated The Customer Experience in Action - $3 Personal Tier 20 Money In Money Allocated Money Nurtured Money Compounded Note: Your Potential is an interactive hypothetical value calculator tool

Confidential, © 2021 Acorns Grow Incorporated The Customer Experience in Action - Available at all Tiers 21 Earn (shopping) Earn (jobs) Learn Fee Negotiations

Confidential, © 2021 Acorns Grow Incorporated The Experience is Supported by Experts Dr. Harry Markowitz Dr. Richard Thaler Nobel laureate, 1990 - Economics Nobel laureate, 2017 - Economics 22 • Diversified portfolios using low-cost ETFs • Behavioral economics embedded in product • Financial education powered by CNBC Designed for Growth

Confidential, © 2021 Acorns Grow Incorporated Growth Money In Money Allocated Money Nurtured 23 Using Data Responsibly to Customize the Experience • Product and investment suitability • Advice • Allocation (Smarts) • Offers • Active learning Because Acorns subscribers provide transactional information from most banks in America, we have unique insight into their financial needs and behaviors to personalize the experience

Confidential, © 2021 Acorns Grow Incorporated Proprietary Full-Stack Platform Enables Growth and Innovation 24 Being full-stack, Acorns controls its own destiny. Instead of relying on a fragmented set of third-party service providers, Acorns owns the investing platform, enabling efficient growth Financial Wellness System Broker-Dealer Investment Advisor Proprietary Investment Platform Ledger Fractional Share Engine Rebalancing Engine Rewards System Taxes KYC | AML | Fraud Custom Portfolios

Reaching and Growing Subscribers

Confidential, © 2021 Acorns Grow Incorporated We Serve the Everyday American Consumer 26

Confidential, © 2021 Acorns Grow Incorporated Differentiated Brand and Marketing Unlocks Growth 27 Community Advocates Disruptive Launches Education Platform

Confidential, © 2021 Acorns Grow Incorporated 28 Referral Operating System Channels Influencers Web Disruption Diversified Customer Acquisition Strategy Maintains Growth Subscriber Growth - Growth is driven by a diverse set of go-to-market strategies and tactics reducing our reliance on any one operating system, channel or partner. 55% of our customer growth has historically come via organic and word of mouth referral channels, reducing our reliance on paid channels. Corona Babies Cricket & Acorns

Confidential, © 2021 Acorns Grow Incorporated High Customer Satisfaction Levels êêêêê Ratings and Reviews(1) Net Promoter Score Subscriber Sentiment(2) 4.7 777K Reviews (1) App Store Rating and Reviews as of 8/31/21 (2) App Store Only, Acorns Proprietary Customer Study with 5,433 respondents 62 -15 Legacy Banks 32 Industry Average STRONGLY AGREE OR AGREE WITH THE FOLLOWING STATEMENTS 68% 66% 62% “I feel that Acorns looks after my financial best interests.” “Using Acorns has increased my financial confidence.” “As a result of using Acorns, I feel more hopeful about my future.” Rank 93% 29

Growth Strategy

Confidential, © 2021 Acorns Grow Incorporated 31 Growth Strategy Summary ● Becoming a public company will unlock our growth potential as we scale to subscribers and ARPU Existing Subscriber Base Tier Upgrades Global Growth New Products Strategic M&A New Tier Value Not to scale or based on priority New Tiers Existing Forecast = Existing Forecast.

Confidential, © 2021 Acorns Grow Incorporated $0 $0 $0 $0 $0 $140 $10 $30 $5 $5 $10 $10 $20 $25 $30 Significant ARPU Upside Exists From Current and Future Product Plan 32 Illustrative Long-Term ARPU Potential Assuming Modest Penetration Rates(1) (1) Annual revenue per user. Assumes: Total Personal Money Management: $120/year with 20% penetration, Total Family Money Management: $180/year with 10% penetration, Portfolio Customization: $40/year with 25% penetration, Debit Card Spend: $10/year of interchange fees, Harvest: $30/year with 20% penetration, Earn: $6/year, Short & Medium Term Loans: $7,500 avg. loan value with 5% net yield with 7.5% penetration, Debt Optimization: $120/year with 10% penetration; All Acorns Management estimates. Debit Card, Harvest, and Earning are incremental to the base business which explains the different between the penetration assumptions $0 $0 $0 $0 $0 $10 $30 $5 $5 $10 $10 $20 $25 $30 Premium Tier Expansion 2021E ARPU $10 Tier: Holistic Personal Money Management Portfolio Customization Acorns Checking (Debit card spend) Harvest by Acorns (Fee negotiations) Acorns Earn Responsible Lending Debt Management LT Potential ARPU Add-ons Increasing Penetration $15 Tier: Holistic Family Money Management

Confidential, © 2021 Acorns Grow Incorporated $10 Holistic Money Management Tier 33 $10 Simple and holistic personal money management so everyday consumers can responsibly manage, nurture and grow their money. Plus earning, fee negotiation, responsible lending and custom tier benefits (e.g. free life insurance) Invest Retirement Banking Expense Mgmt Debt Mgmt Emergency Savings Money Nurtured Growth

Confidential, © 2021 Acorns Grow Incorporated 34 Family Opportunity Allows Acorns to Own the Relationship, Cradle to Grave • Starting at birth, Acorns is building tiers and benefits to help current parents and the next generation build healthy financial habits and savings. Early Product is the Anchor of $5 Tier $15 Tier is Holistic Family Money Management • Launched in June 2020 • Over 10% of subscribers have adopted this tier, majority of new subscribers now select this • Best retention profile of all tiers • Extended family can gift kids account • Education for the entire family • Joint Banking and Investing • Allowance cards for kids • Investing for kids Note: Your Potential is an interactive hypothetical value calculator tool

Confidential, © 2021 Acorns Grow Incorporated 35 Strategic M&A to Drive Growth M&A Track Record Types of Deals We Expect to Pursue 1 Accelerate the rollout of our Premium Tiers 2 Add products and benefits that grow ARPU 3 Expand our geographic footprint • Powered and accelerated the launch of our first premium tier product, Acorns Later (Nov 2017) (Feb 2021) (Mar 2021) • AI-powered bank fee reduction negotiation • Student loan debt repayment and planning platform • Applying expertise and IP to our roadmap

Confidential, © 2021 Acorns Grow Incorporated Acorns Customers Have Little Overlap with Other Fintech Services 36 21% 15% 15% 8% 3% 3% 1% 0% 0% Fintech and Incumbent Brand Overlap(1) (1) Incumbent brand overlap drawn from Acorns’ proprietary data 10/2020-6/2021 about the other ﬁnancial accounts linked to Acorns <1% <1% <1% 21% 15% 15% 8% 3% 3% 1% 0% 0%

Financial Overview & Long-Term Value Creation

Confidential, © 2021 Acorns Grow Incorporated ~$28 Annualized ARPU(1) 4.3M Subscribers 85% LTM Retention(3) 80%+ Gross Margin Rate ~$120M Jun 2021 Annualized Run-Rate Revenue(2) Acorns by the Numbers (1) Based on quarter ending 6/30/21 (2) Represents revenue from June 2021 multiplied by 12 (3) Based on total customer retention, as of 6/30/21 38 60%+ 2019-2023 Revenue CAGR 40% 2020-2022 ARPU CAGR 44% Premium Tier Mix(3)

Confidential, © 2021 Acorns Grow Incorporated Q3 6/20 Q2 3/21 Q3 6/21 $28 $27 $21 Q3 YoY Growth 34% Annualized ARPU Fiscal Q3 Highlights 39 Subscribers Q3 6/20 Q2 3/21 Q3 6/21 4.3M 4.0M 3.2M Q3 YoY Growth 33% Q3 6/20 Q2 3/21 Q3 6/21 $29M $26M $16M Revenue Q3 YoY Growth 79%

Confidential, © 2021 Acorns Grow Incorporated How We Generate Revenue Today Revenue Breakdown 40 Subscription Revenue Monthly subscription fee based on the subscriber’s tier choice. High quality recurring revenue with nearly 99% monthly total subscriber retention Transactional Revenue Transactional revenue from brand partnerships, debit card interchange fees and bank fee negotiations. We expect to invest in growing these revenue sources, especially our banking product 15-20% 80-85%

Confidential, © 2021 Acorns Grow Incorporated FY19A FY20A FY21E 79% 29% 13% 21% 71% 87% $1 Tier Premium Tiers New Subscriber Tier Mix(1) Improving New Subscriber Tier Mix Key Takeaways • Continued funnel optimization has driven increased penetration of new subscribers at premium tiers • As we launch our $10 and $15 tiers, we expect to see this mix shift continue to improve, driving LTV higher 41 (1) New subscriber mix measured by new verified accounts E=Acorns Management Estimates

Confidential, © 2021 Acorns Grow Incorporated FY19A FY20A FY21E FY22E FY23E $280M $185M $107M $63M $40M ’19A-23E CAGR 63% Revenue $49M $78M $132M $226M $334M ARR(1) FY19A FY20A FY21E FY22E FY23E $45 $41 $27 $21 $19 ’19A-23E CAGR 25% Annualized ARPU Consistent and Strong Revenue and ARPU Growth (1) ARR is calculated by taking Sept revenue for each year multiplied by 12 E=Acorns Management Estimates 42

Confidential, © 2021 Acorns Grow Incorporated FY19A FY20A FY21E FY22E FY23E FY24E FY25E FY19A FY20A FY21E FY22E FY23E FY24E FY25E 10.0M 4.4M 3.4M 2.4M Strong Track Record of Subscriber Growth With Path to 10M Ending Subscribers Key Takeaways • 43 ’21-’25 CAGR 23%

Confidential, © 2021 Acorns Grow Incorporated FY19A FY20A FY21E FY22E FY23E LTV LTV:CAC 3.1x 2.7x $250 $230 $150 $73 $54 3.1x 2.7x New Subscriber LTV:CAC(1) Attractive LTV:CAC Profile (1) LTV and CAC are weighted average for new subscribers. LTV is calculated by using a discounted cash flow analysis using a 10% discount rate over the customer’s avg. lifetime. E=Acorns Management Estimates Key Takeaways • New registration funnel rolled out in July 2020 created a step function improvement in LTV from improved premium tier mix • Continued LTV growth driven by improvement in our new subscriber tier mix • The LTV expansion is driving our acceleration in growth marketing, but we will remain disciplined in our approach 44 3.5x 3.5x 3.0x 3.0x 3.5x 3.0x

High Margins Driven by Scale & ARPU Growth

Gross Margin


71%
75%
83%
~86%
~86%
FY19A
FY20A
FY21E
FY22E
FY23E

Key Takeaways

- Scalable full-stack investment platform enables Acorns to achieve attractive margins
- Margin expansion driven by growth in subscriber base and ARPU expansion from higher premium tier mix
- Continued focus on cost saving initiatives has lowered per subscriber costs by over 20% since 2019

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Confidential, © 2021 Acorns Grow Incorporated Significant Operating Leverage 46 Adjusted Operating Expenses as % of Revenue FY19A FY20A FY21E FY22E FY23E 115% 135% 160% 155% 273% Adjusted Operating Expenses Key Takeaways Key Takeaways • Customer acquisition spend is the largest component of S&M. Excluding this spend, we would be profitable on an adjusted EBITDA basis • We expect to generate significant leverage on our operating expenses while investing in new products & tiers 46

Confidential, © 2021 Acorns Grow Incorporated Capital Allocation Priorities 47 Acorns expects ~$450M cash balance post-close (1) • Continue to innovate on marketing and customer acquisition on our path towards 10M subscribers • Launch additional premium tiers and add-ons with new products and capabilities • Create additional features to further the financial wellness platform • Accelerate roadmap of our premium tiers • Add products and benefits that grow ARPU • Expand our geographic footprint Grow Subscribers to 10M Launch New Tiers & Products Disciplined Acquisition Strategy (1) Cash and cash equivalents assumes $500M net proceeds from transaction with Pioneer Merger Corp.

Confidential, © 2021 Acorns Grow Incorporated Positioned to address the unmet needs of the largest consumer market in the world: everyday consumers, including 222M Americans(2) Category leader and creator in Financial Wellness, with differentiated marketing capabilities, product positioning and consumer trust with NPS in the 93rd percentile Acorns Investment Highlights We believe Acorns is the largest subscription service in US consumer finance today with attractive, recurring revenues from a base of 4.3M sticky, engaged subscribers with nearly 99% monthly retention(1), and 79% revenue growth in Q3 Full-stack, scalable infrastructure with gross margin rates currently above 80%+ and significant operating leverage, managed by an experienced leadership team with deep financial, tech, product and marketing expertise Opportunity for meaningful ARPU expansion through execution of long-term product roadmap to deliver a comprehensive money management solution for individuals and families 1 2 3 4 5 48 (1) LTM as of 6/30/21 (2) As of 2020

Confidential, © 2021 Acorns Grow Incorporated 49 From tiny acorns mighty oaks do grow Confidential, © 2021 Acorns Grow Incorporated

Confidential, © 2021 Acorns Grow Incorporated Transaction Summary Transaction Details Pro Forma Ownership Rollover Shares to Existing Acorns Shareholders SPAC Public Shareholders PIPE Investors Sponsor Shares 66% 19% 10% 5% Overview • Pioneer Merger Corp. (NASDAQ: PACX) is a publicly-listed special purpose acquisition company with $403M in cash • Acorns shareholders can take cash for 10% of their shares, subject to cash availability • $165M PIPE raised in conjunction with the transaction, with an additional $55M already funded at the company level from Declaration / Senator Capital Structure • $505M of pro forma cash held on the balance sheet Ownership • 66% existing shareholders; 19% SPAC IPO; 5% sponsor shares; 10% PIPE investors • Both the Sponsor and CEO Noah Kerner will contribute a percentage of their ownership for the benefit of Acorns customers (1) Based on pro forma equity value less pro forma cash, details on slide 50. (2) Following the Sponsor’s forfeiture of 3.4M sponsor warrants. (3) Based on cash balance of $57M as of 6/30/21. (4) Does not include effect of Acorns loyalty share program or liquidity option. Assumes no redemptions by the Pioneer public shareholders. May not add up to 100% due to rounding 50 (4) Valuation • Pre-money equity valuation of $1.5B, pro forma equity value of $2.2Bn, enterprise value of $1.6B, which equates to 12.9x CY2021E revenue of $126M and 7.8x CY2022E revenue of $207M • Excludes additional 13.4M of public warrants and 3.4M of sponsor warrants.  (2) (1) (4) (3)

Transaction Overview

Pro Forma Valuation of Transaction at Signing[1]

($ in millions)

	Shares (M)	Value @ $10.00 Per Share
Pre-Money Equity Valuation	**150.0**	**$1,500**
(+) Pioneer Cash in Trust	40.3	403
(+) Total Cash from PIPE	16.5	165
(+) Conversion of 2021 Notes	5.5	55
(+) Sponsor Promote (Retained)	9.1	91
(+) Sponsor Promote (Contributed)[2]	1.0	10
(-) Secondary Sale	(7.3)	(73)
Pro Forma Equity Valuation	**215.1**	**$2,151**
(+) Pro Forma Corporate Debt and Preferred Equity		--
(-) Pro Forma Cash[3][4]		(548)
Pro Forma Enterprise Value		**$1,603**
Implied Multiples		
EV / 2021E Revenue[5] ($126M)		12.7x
EV / 2022E Revenue[5] ($207M)		7.7x

Sources and Uses[1]

($ in millions)

Sources	
Pioneer Cash in Trust	$403
Total Cash from PIPE	165
2021 Convertible Notes[6]	55
Sponsor Promote (Retained)	91
Sponsor Promote (Contributed)	10
Existing Acorns Shareholders[7]	1,428
Total Sources	**$2,151**

Uses	
Cash to Balance Sheet[4][7]	$465
Existing Acorns Shareholders	1,428
Conversion of 2021 Notes	55
Secondary Sale	73
Sponsor Promote (Retained)	91
Sponsor Promote (Contributed)	10
Estimated Transaction Fees	30
Total Uses	**$2,151**

(1) All numbers assume no redemptions by public shareholders of Pioneer and no shareholders exercise liquidity option. (2) Contributed Sponsor Promote refers to warrants. (3) Based on cash balance of $83M as of 3/31/21. (4) Amount between $400mm and $500mm to be determined by the company in consultation with the sponsor. (5) Management projections. (6) $55M funded at the company level from Declaration / Senator that will convert on the same terms as the PIPE. (7) Based on proceeds from the transaction

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Illustrative Share Count

Category All figures in M	Share Count as of 6/30/21	Shares at $12.50	Shares at $15.00	Shares at $17.50	Notes
Public Shares	40.3	40.3	40.3	40.3	Shares held by public shareholders
Former Acorns Shareholders and Preferred Shareholders	140.8	140.8	140.8	140.8	Held by pre-Business Combination Acorns equity holders
PIPE Shares	16.5	16.5	16.5	16.5	Issued to PIPE investors in connection with the Business Combination
PIPE Convertible Note Shares	5.8	5.8	5.8	5.8	5.5M shares issued to PIPE Convertible Note investors in connection with the Business Combination; includes 10% PIK interest on PIPE Convertible Notes[1]
Sponsor Shares	10.1	10.1	10.1	10.1	Not subject to forfeiture; not in escrow
Basic Shares Outstanding	**213.4**	**213.4**	**213.4**	**213.4**	
Public Shares - Warrants		1.1	3.1	4.6	13.4M public warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50
Sponsor Shares - Warrants		0.3	0.8	1.1	3.350M private placement warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50[2]
Fully Diluted Shares Outstanding	**213.4**	**214.8**	**217.4**	**219.2**	

Assumes no redemptions

(1) Assumes Convertible Note execution date of 3/26/21 and deSPAC merger date of 10/31/21; Convertible Note PIKs at 10% per annum, accruing daily and compounding quarterly

(2) Sponsor forfeited an additional 3.350M warrants immediately prior to Closing, pursuant to the Sponsor Warrant Forfeiture Agreement

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Confidential, © 2021 Acorns Grow Incorporated LTM Quarterly Financial Results Quarter Ending (Unaudited) ($ in M) 9/30/20 12/31/20 3/31/21 6/30/21 Ending Subscribers (M) 3.4 3.5 4.0 4.3 Total Revenue $18 $22 $26 $29 Cost of Revenue ($4) ($4) ($5) ($5) Operating Expenses ($29) ($39) ($50) ($54) % of Revenue (154%) (181%) (196%) (187%) Operating Income ($14) ($21) ($29) ($30) % of Revenue (76%) (99%) (114%) (104%) Other Income / (Expenses) ($2) $1 $4 ($1) Income Tax Provision $0 $0 $2 $0 Net Income (Loss) ($16) ($21) ($24) ($30) 53

Confidential, © 2021 Acorns Grow Incorporated Adjusted EBITDA Fiscal Year Ended September 30 Quarter Ending (Unaudited) ($ in M) 2019A 2020A 9/30/20 12/31/20 3/31/21 6/30/21 Net Loss ($109) ($85) ($16) ($21) ($24) ($30) Non-GAAP adjustments: Income tax expense (benefit) $0 $0 $0 $0 ($2) $0 Interest expense (income), net $5 $3 $3 $0 ($1) $1 Depreciation & amortization $1 $2 $0 $0 $1 $1 EBITDA ($103) ($81) ($13) ($20) ($26) ($29) Non-cash in-kind amortization of preferred $18 $31 $4 $3 $4 $3 Stock-based compensation $10 $5 $1 $9 $2 $3 (Gain) loss on investment securities $0 $1 ($1) ($1) ($2) $0 Acquisition-related charges $0 $0 $0 $0 $1 $2 Adjusted EBITDA ($75) ($44) ($8) ($9) ($22) ($20) 54

Confidential, © 2021 Acorns Grow Incorporated Adjusted Operating Expense Reconciliation Fiscal Year Ended September 30 Quarter Ending (Unaudited) ($ in M) 2019A 2020A 9/30/20 12/31/20 3/31/21 6/30/21 Total operating expenses $133 $130 $29 $39 $50 $54 Non-GAAP adjustments: Non-cash in-kind amortization ($18) ($31) ($4) ($3) ($4) ($3) Stock-based compensation ($10) ($5) ($1) ($9) ($2) ($3) Acquisition-related expenses $0 $0 $0 $0 ($1) ($2) Adjusted operating expenses $105 $94 $24 $27 $43 $46 55

Confidential, © 2021 Acorns Grow Incorporated 56 From tiny acorns mighty oaks do grow Confidential, © 2021 Acorns Grow Incorporated